Exhibit 21
Expedia Group, Inc.’s subsidiaries
As of December 31, 2024

The following is a list of subsidiaries of Expedia Group, Inc., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2024.

U.S. Subsidiaries	Jurisdiction

Cruise, LLC	United States - WA

EG Corporate Travel Holdings LLC	United States - DE

Expedia, Inc.	United States - WA

Expedia Group International Holdings III, LLC	United States - DE

HomeAway.com, Inc.	United States - DE

Hotels.com L.P.	United States - TX

Hotwire, Inc.	United States - DE

Interactive Affiliate Network, LLC	United States - DE

Orbitz, LLC	United States - DE

Orbitz Worldwide, Inc.	United States - DE

Travelscape, LLC	United States - NV

Foreign Subsidiaries	Jurisdiction

Expedia.com Limited	United Kingdom

Expedia Lodging Partner Services Sàrl	Switzerland